FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:        Name and Address of Company

        Pan American Silver Corp. (“Pan American” or the “Company”)
        Vancouver Centre II
        2100-733 Seymour Street
        Vancouver, BC V6B 0S6

Item 2:        Date of Material Change

        May 11, 2025

Item 3:        News Release

A news release announcing the material change was disseminated on May 11, 2025 through Globe Newswire, and a copy was subsequently filed on SEDAR+ and EDGAR.

Item 4:        Summary of Material Change

On May 11, 2025, the Company and MAG Silver Corp. (“MAG”) announced that they had entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which the Company has agreed to acquire all of the outstanding shares of MAG (the “Transaction”).
Item 5:        Full Description of Material Change
5.1 Full Description of Material Change
On May 11, 2025, the Company and MAG announced that they had entered into the Arrangement Agreement pursuant to which the Company has agreed to acquire all of the outstanding shares of MAG. MAG holds a 44% joint venture interest in the Juanicipio mine (“Juanicipio”), operated by Fresnillo plc, which holds the remaining 56% interest in the Juanicipio joint venture.
Pursuant to the Transaction, MAG shareholders will receive for each common share of MAG (each, a “MAG Share”) held at the effective time of the Transaction, at the election of the MAG shareholders, (a) US$20.54 in cash (the “Cash Consideration”) or (b) 0.755 Pan American shares and $0.0001 in cash (the “Share Consideration” and together with the Cash Consideration, the “Consideration”), subject to proration such that the aggregate Consideration paid to all MAG shareholders consists of US$500 million in cash and the remaining consideration paid in Pan American shares. MAG shareholders who do not make an election will be deemed to have elected to receive the Share Consideration per MAG Share, subject to proration. The total Consideration pursuant to the Transaction is approximately US$2.1 billion, representing US$20.54 per MAG Share based on the closing price of Pan American shares on the New York Stock Exchange (“NYSE”) on May 9, 2025.
The Consideration represents premiums of approximately 21% and 27%, respectively, on a prorated basis to the closing price and the 20-day volume weighted average price

(“VWAP”) of the MAG Shares on the NYSE American ending May 9, 2025. Following completion of the Transaction, existing MAG shareholders will own approximately 14% of Pan American shares on a fully diluted basis.
Details of the Transaction
The Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require the approval of (i) 66 2/3% of the votes cast by the holders of MAG Shares and (ii) a simple majority of the votes cast by the holders of MAG Shares, excluding certain “related parties” and “interested parties” in accordance with the requirements of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, at a special meeting of MAG shareholders to be held to consider the Transaction. In addition to approval by MAG shareholders, the Transaction is also subject to the receipt of court approval, regulatory approvals including: (i) approval under the Competition Act (Canada), (ii) clearance under Mexican anti-trust laws, (iii) approval of the listing of the Pan American common shares to be issued under the Transaction on both the Toronto Stock Exchange and the NYSE, and other customary closing conditions for transactions of this nature. The Transaction is expected to be completed in the second half of 2025.
The Arrangement Agreement contains customary restrictive covenants applicable to Pan American and certain of its subsidiaries during the interim period, whereby Pan American agrees not to undertake certain material actions. These restrictions include, among other things, actions relating to amendments to constating documents, share capital changes, payment of dividends (other than in the ordinary course consistent with past practice and in accordance with Pan American’s dividend policy), liquidation or dissolution, amendments to accounting methods and practices, and reorganizations or amalgamations of Pan American or certain of its subsidiaries with other persons.
The Arrangement Agreement provides for customary deal-protection provisions, including a non-solicitation covenant on the part of MAG and a right for Pan American to match any Superior Proposal (as defined in the Arrangement Agreement). The Arrangement Agreement includes a termination fee of US$60 million, payable by MAG, under certain circumstances (including if the Arrangement Agreement is terminated in connection with MAG pursuing a Superior Proposal). All directors and executive officers of MAG have entered into voting support agreements with Pan American pursuant to which they have agreed, subject to the terms of such agreements, to vote their MAG Shares in favour of the Transaction.
MAG Board of Directors and Special Committee Recommendations
The Arrangement Agreement and the Transaction have been unanimously approved by the board of directors of each of Pan American and MAG, and in the case of MAG, on the unanimous recommendation of a special committee of independent directors of MAG (the “MAG Special Committee”). MAG’s board of directors unanimously recommends that MAG shareholders vote in favour of the Transaction.
BMO Capital Markets and GenCap Mining Advisory Ltd. have each provided a fairness opinion to MAG’s board of directors and Raymond James Ltd. has provided an independent fairness opinion to the MAG Special Committee and MAG’s board of directors, each stating that, as of the dates of such opinions, and based upon and subject to the assumptions, limitations and qualifications stated in such opinions, that the consideration to be received by MAG shareholders pursuant to the Transaction is fair, from a financial point of view, to MAG shareholders.
Further details regarding the terms of the Transaction are set out in the Arrangement Agreement, which will be publicly filed by Pan American under its profile at www.sedarplus.ca.
None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.
5.2 Disclosure of Restructuring Transactions
Not applicable
Item 6:        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

        Not applicable

Item 7:         Omitted Information

        Not applicable

Item 8:        Executive Officer

Delaney Fisher
Senior Vice President, Associate General Counsel and Corporate Secretary
Telephone: (604) 684-1175

Item 9:        Date of Report

        May 21, 2025

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements and information in this material change report, including any information relating to Pan American’s future oriented financial information, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this material change report relate to, among other things: the timing, satisfaction of closing conditions, consummation and terms of the Transaction, including the consideration thereunder and benefits derived therefrom. Future-oriented financial information and financial outlook are presented in this release for the purpose of assisting investors and others in understanding certain key elements of the Pan American’s financial results and business plan, as well as the objectives, strategic priorities and business outlook of Pan American, and in obtaining a better understanding of Pan American’s anticipated operating environment. Readers are cautioned that such future-oriented financial information or financial outlook may not be appropriate for other purposes.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: that all required approvals for the Transaction, including the approval of MAG shareholders and applicable regulatory authorities, will be obtained in a timely manner; that the Arrangement Agreement will not be terminated in accordance with its terms; and that the Transaction will be completed as planned. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this material change report and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; and those factors identified under the caption “Risks Related to Pan American’s Business” in Pan American’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.